The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 47,964,325

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 12/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 12/31/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.84%	1.69%	6.17%	6.17%	5.26%	3.43%	3.10%	4.83%
Wilshire Event Driven	0.43%	1.29%	6.11%	6.11%	3.03%	1.66%	1.94%	2.90%
Barc Agg Bond	-0.07%	0.18%	8.72%	8.72%	4.03%	3.05%	3.75%	4.30%
Benchmark: US 3-mo T-Bill	0.14%	0.46%	2.28%	2.28%	1.67%	1.07%	0.58%	1.39%
US Insurance Market Neutral	1.00%	2.42%	7.49%	7.49%	4.98%	3.08%	—	—

Trailing Returns (as of quarter-end)

As of Date: 12/31/2019

	MERVX
QTD	1.69%
1 Year	6.17%
3 Years	5.26%
5 Years	3.43%
10 Years	3.10%
Since Inception	4.83%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 12/31/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.77%
Number of long positions:	109
Number of short positions:	12
Percent invested:	84%

TOP 10 Holdings — 33.09%

1. Allergan PLC
2. Osram Licht AG
3. Altaba Inc.
4. Zayo Group Holdings, Inc.
5. Cypress Semiconductor Corporation
6. The Stars Group Inc.
7. Cobham PLC
8. Wright Medical Group N.V.
9. Tiffany & Co.
10. Liberty Property Trust

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 1/1/2017 to 12/31/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	2.58%	1.79%	2.91%
Sharpe Ratio	1.35	0.72	0.80
Sortino Ratio	2.28	1.03	1.57
Beta (vs S&P 500)	0.04	0.12	-0.04
Correlation (vs S&P 500)	4.15	67.70	2.30
Beta (vs Barclays Agg)	-0.11	-0.05	1.00
Correlation (vs Barclays Agg)	1.42	0.59	100.00

Deal Terms



Cash	59.22%
Stock and Stub	14.21%
Stock with Fixed Exchange Ratio	14.00%
Cash & Stock	11.59%
Undetermined	0.98%

Regional Exposure



United States	74.81%
Europe ex-U.K.	12.50%
United Kingdom	6.83%
Canada	3.68%
Japan	1.62%
Asia ex-Japan	0.30%
Mexico	0.27%

Sector Exposure



Consumer Disc.	18.39%
Industrials	18.31%
Communication Services	18.21%
Health Care	15.70%
Information Tech.	14.84%
Energy	4.50%
Real Estate	3.95%
Financials	2.80%
Consumer Staples	1.36%
Materials	1.00%
Utilities	0.93%

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Q4 STATISTICAL SUMMARY

As of December 31, 2019:

QTD 2019:	1.69%
YTD 2019:	6.17%

Total Fund Assets:	$48.0 million
Total Firm Assets:	$ 4.0 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- United States — 74.81%
- Europe ex-U.K. — 12.50%
- United Kingdom — 6.83%
- Canada — 3.68%
- Japan — 1.62%
- Asia ex-Japan — 0.30%
- Mexico — 0.27%

SECTOR EXPOSURE



- Consumer Disc. — 18.39%
- Industrials — 18.31%
- Communication Services — 18.21%
- Health Care — 15.70%
- Information Tech. — 14.84%
- Energy — 4.50%
- Real Estate — 3.95%
- Financials — 2.80%
- Consumer Staples — 1.36%
- Materials — 1.00%
- Utilities — 0.93%

DEAL TERMS



- Cash — 59.22%
- Stock and Stub — 14.21%
- Stock with Fixed Exchange Ratio — 14.00%
- Cash & Stock — 11.59%
- Undetermined — 0.98%

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.67%
Portfolio Turnover Rate:[1]	154%

PORTFOLIO

Equity Investments

Number of Long Positions:	109
Number of Short Positions:	12
Average Position Size:	0.77%
Quarter-end % Invested:	84%
Short Positions as a % of Net Assets:	14%

Ten Largest Positions as a Percent of Net Assets	33.09%
Allergan PLC	
Osram Licht AG	
Altaba Inc.	
Zayo Group Holdings, Inc.	
Cypress Semiconductor Corporation	
The Stars Group Inc.	
Cobham PLC	
Wright Medical Group N.V.	
Tiffany & Co.	
Liberty Property Trust	

Type of Buyer

Strategic	90.58%
Financial	9.42%

By Deal Type

Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 12/31/2019

	YTD	1-year	5-year	10-year
The Merger Fund VL	6.17%	6.17%	3.43%	3.10%
ICE BofAML US Treasury Bill 3 Mon TR USD	2.28%	2.28%	1.07%	0.58%
Wilshire Liq Alt Event Driven TR USD	6.11%	6.11%	1.66%	1.94%
US Insurance Market Neutral	7.49%	7.49%	3.08%	-

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1] For period ending 12/31/18.

[2] The adviser has contractually agreed to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (not including brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses) associated with operating the Fund to the extent necessary to limit the annualized expenses of the Fund to 1.40% of the Fund's average daily net assets. This expense limitation agreement will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees.

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Allergan PLC/AbbVie Inc.	0.30%	Macro Portfolio Hedge	-0.11%
Altaba Inc./Alibaba Group Holding Ltd.	0.20%	Qiagen N.V.	-0.09%
Celgene Corp./Bristol-Myers Squibb Co.	0.14%		
Wright Medical Group N.V.	0.13%		
Cobham PLC	0.12%		
Zayo Group Holdings, Inc.	0.08%		

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



- The Merger Fund VL   ··· ICE BofAML US 3M Trsy Bill TR USD   - Wilshire Liq Alt Event Driven

This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Insurance Market Neutral** is the Morningstar category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.



THE MERGER FUND VL

A Westchester Capital Fund

CUSIP	Ticker Symbol	December	2019
589512102	MERVX	

Before You Invest

The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. References to other investments/products should not be considered an offer of these securities. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund's performance. Investors cannot directly invest in the indices.

Westchester Capital Management

Trusted Advisor

$4.0 billion in AUM with more than 200,000 investors worldwide.

Consistent Investment Approach

Only three negative years since Firm's inception.

Proven Expertise

With a history spanning more than three decades, we are one of the leading managers of event-driven investing.

98%

WCM has evaluated more than 10,000 announced transactions, and invested in over 4,500 mergers, acquisitions, and corporate reorganizations, over 98% of which were completed.

Founded in 1980

A Pioneer in Liquid Alternative Investments

Key Milestones

WCM History Timeline



1980
Westchester Capital Management is Founded.

1989
The Merger Fund® is launched.

.

2004
The Merger Fund VL is launched.

2014
WCM Alternatives: Event-Driven Fund is launched.

2017
WCM Alternatives: Credit Event Fund is launched.

| 1980 | 1987 | 1989 | 1996 | 2004 | 2008 | 2008 | 2014 | 2015 2016 | 2017 |

1996
Offshore hedge fund is launched.

1987
Domestic hedge fund is launched.

2008
Event-Driven Strategy is launched (Sub-advisory).

2015 - 2016
WCM becomes the Sub-Advisor to two Jackson National Asset Management portfolios.

4



Westchester Capital
M A N A G E M E N T

USD $4.0 billion

As of December 31, 2019

Managing the assets of some of the world's leading institutions and high net worth investors.



$3.5 billion

Merger Arbitrage

The Merger Fund®

The Merger Fund VL

JNL Multi-Manager Alternative Fund (merger arbitrage sleeve)

Private Placements



$526.8 million

Event Driven

WCM Alternatives: Event-Driven Fund

JNL/Westchester Capital Event-Driven Fund



$5.2 million

Credit Event

WCM Alternatives: Credit Event Fund

Investment Solutions

	Merger Arbitrage	Event Driven	Credit Event
	Invests in worldwide publicly announced mergers, acquisitions, takeovers and other corporate reorganizations.	Focus on investment strategies designed to capture price movements generated by specific corporate events.	An opportunistic fixed income fund diversified across several catalyst-driven, absolute return credit strategies.
INCEPTION	1980 - Hedge Fund 1989 – Mutual Fund	2009 (Sub-Advised Fund) 2014 – Mutual Fund	2009 (via event-driven sleeve) 2017 Mutual Fund
RETURN	Historically, low-mid single digits net of T-bills	Historically, mid-single digits net of T-bills	Historically, mid-high single digits net>T-bills
STANDARD DEVIATION	Historically between 2.5% - 4.5%	Historically between 4% - 6%	Historically between 3% - 5%
CORRELATION (Equities/Fixed Income)	Low/Negative-to-Low	Low/Low	Low/Low
BETA (Equities/Fixed Income)	Less than 0.20/Negative	Less than 0.30/Negative	Low/Less than 0.15
VEHICLES OFFERED	• Mutual Fund (MERFX/MERIX) • IDF (MERVX) • Hedge Fund • Sub-advised Fund	• Mutual Fund (WCERX/WCEIX) • Sub-advised Fund	• Mutual Fund (WCFRX/WCFIX)
POSITIONING	• Cash Enhancement • Fixed Income Diversifier • Alternative/Absolute Return	• Equity Diversifier • Fixed Income Enhancement • Alternative	• Fixed Income Alternative • Fixed Income Diversifier

Our Approach

While our strategy invests across a variety of event-driven situations, our investment approach can be distinguished from other "event-driven" managers because of our adherence to the following principles:

WE DO	WE DO NOT
✓ Invest in publicly announced events	✗ Invest in illiquid securities
✓ Focus on highly liquid securities	✗ Speculate on future targets and/or invest on rumor
✓ Take a global approach	✗ Take activist positions
✓ Invest across the capital structure	
✓ Hedge directional correlation and exposure	✗ Make directional bets
✓ Focus on absolute returns	✗ Make valuation bets
✓ Maintain a diversified portfolio	✗ Take outright long or short positions
✓ Consider late-stage distressed opportunities	✗ Invest in convergence trades

WE DO

WE DO NOT

The Power of the WCM Platform

Merger Arbitrage

Since 1989

Beta to Equities = 0.15

Beta to Bonds = 0.00

Volatility between 2 - 4%

Event Driven

Since 2009

Beta to Equities = 0.24

Beta to Bonds = -0.09

Volatility between 4 - 8%

Credit Event

Since 2018

Beta to Equities = 0.16

Beta to Bonds = 0.06

Volatility between 3 - 6%

Absolute Returns

 **Minimal Historic Correlation to Equities**

 **Positive Correlation to Interest Rates**

 **Negative Historic Correlation to Bonds**

| As of December 31, 2019. Past performance is not indicative of future results.

Meet Our Team

Aside from retirement, no investment professional turnover since inception



Roy D. Behren

Managing member, Portfolio Manager, Member Investment Committee

With Westchester Capital Management since 1994

➢ B.S. Economics, The Wharton School
➢ J.D. University of Miami Law School
➢ LL.M. Corporate law, New York University School of Law



Michael T. Shannon, CFA

Managing member, Portfolio Manager, Member Investment Committee

With Westchester Capital Management since 1996

➢ B.S. Finance, Boston College
➢ Chartered Financial Analyst

Investor Relations & Business Development	Compliance & Control	Operations	Research	Trading
• Jody Harris-Stern	• Bruce Rubin - COO	• Michael Bauco	• Robert Lynch	• Abraham Cary
• Thomas Macior	• Christopher Colomb	• Stacey Fornabaio	• Steven Tan	• Benjamin Kunofsky
• J.T. Fucigna	• CaSaundra Wu	• Robin Cosgrove	• Michael Corigliano	
• Reny Mathew		• Laura Morgan		



Worldwide Focus

"Go where the deals are"

___

10,000

WCM has evaluated more than 10,000 announced transactions, and invested in over 4,500 mergers, acquisitions, and corporate reorganizations, over 98% of which were completed.

.

Global Research Partners



US & Foreign Regulatory Counsel



Economic Advisors



US & Foreign Anti-trust Counsel



Political Experts



Industry Consultants



Counterparty Risk Consultants



Overview: The Merger Fund VL

The Merger Fund VL is a global merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.

Overview	
Inception	May 24, 2004
Absolute Return	Positive performance in 14 out of 15 years
Volatility (Standard Deviation)	Historically between 2% - 4%
Geographic Focus	Global
Liquidity	Daily valuation, daily liquidity and full transparency

Investment returns are driven primarily by the outcome of a diversified portfolio of securities related to a specific, catalyst-focused corporate event rather than the direction of the broad equity market.

The Merger Fund VL

Standardized Performance

As of December 31, 2019	YTD	1-YR	3-YR	5-YR	10-YR	Since Inception
The Merger Fund VL	6.17	6.17	5.26	3.43	3.10	4.83
Wilshire Liq Alt Event Driven	6.11	6.11	3.03	1.66	1.94	2.90
BBgBarc US Agg Bond TR USD	8.72	8.72	4.03	3.05	3.75	4.30
ICE BofAML US 3M Trsy Bill TR USD	2.28	2.28	1.67	1.07	0.58	1.39
US Insurance Market Neutral	7.49	7.49	4.98	3.08	—	—

Expense ratios are as of the April 19, 2019 prospectus. The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waivers and expense reimbursements (which will apply until April 30, 2020, unless terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Average Annual Returns

As of month-end December 31, 2019



Trailing Risk Statistics (3-yr)	Std Dev	Beta	Sharpe Ratio	Sortino Ratio	R2
The Merger Fund VL	2.58	0.04	1.37	2.28	4.15
Wilshire Liq Alt Event Driven	1.79	0.12	0.74	1.03	67.70
ICE BofAML US 3M Trsy Bill	0.20	0.00	-0.23	-0.82	2.21
US Insurance Market Neutral	3.27	0.18	1.00	1.54	43.06

| Source: Morningstar, WCM. The S&P 500 Index is used in table above to calculate risk statistics. Past performance is not indicative of future results.

Time Tested Through Market Cycles

The Merger Fund VL aims for stable and consistent absolute returns regardless of the direction of equity and fixed income markets.

May 24, 2004 – December 31, 2019



POSITIVE PERFORMANCE IN 14 OUT OF 15 YEARS SINCE INCEPTION

Minimizing Drawdowns in Volatile Equity Markets

A look back at 2018



The Merger Fund VL — — S&P 500 TR USD(1936)

Volatility Matters	MERVX	S&P 500
January 1 – March 31		
Maximum Drawdown (%)	-1.43%	-10.10%
Value of initial $100,000	$98,570	$89,900
August 1 – December 31		
Maximum Drawdown (%)	-1.14%	-19.36%
Value of initial $100,000	$99,860	$80,640

Monthly Performance

Monthly, May 2, 2004– December 31, 2019

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2019	0.70	0.70	0.69	0.43	-0.77	0.87	0.94	0.34	0.42	0.42	0.42	0.84	6.17
2018	1.39	1.83	-0.90	-0.09	1.36	1.79	-1.40	0.36	0.89	-0.44	1.68	0.49	7.09
2017	0.38	0.28	0.19	0.66	0.47	0.19	0.00	0.00	0.28	0.65	-1.29	0.75	2.56
2016	-0.96	0.29	1.54	-0.95	1.34	-0.38	0.38	0.19	0.19	-0.28	0.66	0.43	2.44
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30	1.31	-0.46	0.11	-0.90
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	1.37
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	3.88
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	2.52
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	0.87
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	5.30
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	11.80
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	3.79
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	2.11
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	16.55
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	4.53
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	6.00

Investment Growth

15-years ending December 31, 2019



The Merger Fund VL — — Wilshire Liq Alt Event Driven —— BofAML US 3M Trsy Bill ••••••BBgBarc Agg Bond

$23,000	
$21,000	**$20,773**
$19,000	$19,383
$17,000	
$15,000	$15,648
$13,000	$11,491
$11,000	
$9,000	



INVESTOR INSIGHTS

Understanding the difference between

INVES*TOR* and INVEST*MENT* performance.

Investor Returns: Not The Same As *Investment Returns*

How can investments do so well and the average investor do so relatively poorly?

Total return: 2018



■ S&P 500   ■ Dalbar Average Equity Fund Investor   ■ Inflation

2.44%

-4.38%

-9.42%

In 2018, the Average Equity Fund Investor underperformed the S&P 500 by **5.04%**

2018 Year in Review

The two worst performing months of the year came during completely opposite market conditions, showing that the average investor can leave money on the table in good markets and bad.

Outperformance/Underperformance of Avg. Equity Fund Investor vs. S&P 500 (bps)	
January	-26
February	-21
March	96
April	9
May	-75
June	-81
July	-91
August	-145
September	-65
October	-113
November	-26
December	-5



August

3.26%

1.80%

3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%

October

0.00%
-1.00%
-2.00%
-3.00%
-4.00%
-5.00%
-6.00%
-7.00%
-8.00%

-6.84%

-7.97%

■ S&P 500   ■ Dalbar Average Equity Fund Investor

Source: "Quantitative Analysis of Investor Behavior, 2019," DALBAR, Inc. www.dalbar.com. Past performance is not indicative of future results.

Result of Managing Risk

Do you think investors are more or less likely to stick with their investment policy after losing almost a fifth of their nest egg in less than 19 months?

January 1, 2018 through December 31, 2019	MERVX	S&P 500
Return over period	6.63%	12.13%
Maximum Drawdown (%)	-2.77%	-19.36%
Standard Deviation	3.48	18.00%

Market downturns are inevitable. Investors who have a strategy to withstand them have the best chance to experience long-term results in line with their investment goals.



January 1, 2018 – December 31, 2019

But what about bonds…

A Look Back at Bonds

The Merger Fund VL has provided a return "pick-up" over bonds with lower risk over the same period.



	MERVX	Barclays Agg. Bond Index
Return over period	6.63%	4.28%
Maximum Drawdown (%)	-2.77%	-2.94%
Standard Deviation	3.48%	3.73%
Value of initial $100,000	$106,630	$104,280

■ The Merger Fund VL (MERVX) ■ Barclays Agg Bond

Daily return, January 1, 2018 – December 31, 2019

S&P 500 "Pullbacks and Crashes"

During volatile periods, it can be tempting to make emotional, short-term decisions that could conflict with long-term goals.

Peak	Trough	Days	Peak to Trough S&P 500	Category	Recession
Nov. 1968	May 1970	543	-36%	Crash	Yes
Jan. 1973	Oct. 1974	630	-48%	Crash	Yes
Sept. 1976	Mar. 1980	531	-19%	Pullback	No
Feb. 1980	Mar. 1979	43	-17%	Pullback	Yes
Nov. 1980	Aug. 1982	621	-27%	Crash	Yes
Aug. 1987	Dec. 1987	101	-34%	Crash	No
July 1990	Oct. 1990	87	-20%	Pullback	Yes
July 1998	Oct. 1998	83	-19%	Pullback	No
Mar. 2000	Oct. 2002	929	-49%	Crash	Yes
Oct. 2007	Mar. 2009	517	-57%	Crash	Yes
Apr. 2010	July 2010	70	-16%	Pullback	No
Apr. 2011	Oct. 2011	157	-19%	Pullback	No
Sept. 2018	Dec. 2018	82	-19%	Pullback	No
Average		**338**	**-29%**		

Do you think investors are more or less likely to stick with their investment policy after losing, on average, ~ 1/3 of their equity nest egg historically in less than a year?

Investor Reaction To Volatility Has Been Financially Destructive

Fear is a stronger emotion than greed: When fear kicks in, it will override logic, and investors have historically become their own worst enemies.



30 Year Annualized Return (1988 – 2018)

Source: Morningstar, DALBAR. Refer to Disclosures for methodology and additional information of DALBAR study on Average Equity Investor and Average Asset Allocation Investor. Past performance does not guarantee future results.

No Place to Hide

As asset classes perform more in lockstep, investors need to seek meaningful ways to diversify their portfolios.



Source: Morningstar, WCM. 1-year rolling periods with one month shift beginning January 1, 1994 – December 31, 2019. Diversified Portfolio calculated using equal weights of 11 asset classes returned above. Past performance is not indicative of future results.

Beyond The Traditional Balanced Portfolio

By including The Merger Fund VL in a diversified portfolio, investors have the potential to create more efficient portfolios, targeting both steady gains and minimization of drawdowns through up and down markets alike.

- ❑ **Minimal historic correlation** with equities

- ❑ **Positive correlation** with interest rates

- ❑ **Negative historic correlation** with fixed income



The Merger Fund VL has provided positive performance in 14 out of 15 years since inception.



Investment Philosophy



Avoid speculative situations and never invest on rumor

Investment thesis must be fact-based with a defined timeline and expected rate of return.



Invest in highly liquid situations

Sufficient daily-trading volume is needed to support efficient movement into and out of positions



Source high conviction ideas from markets around the globe

A worldwide focus enhances our ability to identify and profit from event-driven opportunities.



Focus on Absolute Returns

Minimize market exposure and maximize compensated risk.

"A core part of our culture at WCM is our emphasis on strong risk control."

-Michael Shannon, CFA, Managing Member & Portfolio Manager

29

Investment Process

- Fundamentally sound and repeatable
- Commitment to risk management



Idea Generation

Global, publicly announced transactions

Qualitative Research

Identify high probability event-driven situations globally

Quantitative Optimization

Proprietary risk management

Portfolio Construction & Hedging

Position sizing, hedging, and volatility/beta minimization

Ongoing Monitoring

Dynamic monitoring of the risk/reward profile of each investment.

Sell Discipline

Proactive reduction or selling of positions when circumstances warrant..

FOCUS ON
RISK-ADJUSTED
RETURNS

Idea Generation



If a major corporate event takes place anywhere in the world, we will immediately evaluate, forecast and model it.

Capitalization

Global publicly announced corporate events; typical market capitalization > $350 mm.

Liquidity

Securities with sufficient daily trading volume to support efficient movement into and out of positions.

Regulatory Environment

Only countries with predictable regulatory bodies and legal systems where we have insight.

Qualitative Research

Key factors in our fundamentally-driven, bottom-up research approach.

Avoid directional themes; focus on situations with a "date with destiny."



Strategic Review

Analyze public information regarding the companies in the transaction and the markets in which they compete.

Regulatory Review

Estimate the probabilities of a government antitrust investigation and other regulatory actions and the likely outcomes; monitor litigation by government and private parties.

Scenario and Probability Analysis

Mitigate various potential deal risks such as: transaction termination, deal delay, material adverse changes to either party, shareholder disapproval, tax obligations and financing concerns.

In hostile transactions, analyze target company anti-takeover defenses.

Execution Risk Assessment

Analyze impact of geographical execution cost, local fees, and currency hedging costs on each trade to evaluate the impact on the specific arbitrage spread.



The WCM Edge



Proprietary Quantitative Portfolio Management Tool.

Developed to track hundreds of trades around the world allowing us to evaluate investments with varying characteristics in a consistent manner.

Focused on those trades that we believe provide *the highest reward per unit of risk rather than highest gross returns.*

Rather than conduct a simple "expected value" analysis, our model incorporates weighted values of alternative outcomes and relative to each other in order to incorporate the "risk" of the investment to outcomes.

Quantitative Analysis

- Quantify risk/reward profile
- Evaluate diversification benefit to portfolio
- Quantify effect on portfolio volatility
- Review position and portfolio liquidity
- Conduct stress test and scenario analysis
- Size positions and monitor VAR (Value-at-risk)

Embedded risk analytics include:

- Position size as a percent of AUM
- Forecasted probability of success for each transaction
- Individual risk/reward profile for each transaction
- Potential downside and related VAR calculation (<2%)

The portfolio management tool reflects all current active positions as well as positions that we are tracking for potential future investment.

Value-at-risk (VAR) is a statistical technique used to measure and quantify the level of financial risk within a firm or investment portfolio over a specific time frame.

Portfolio Construction and Monitoring



Our goal is to provide attractive risk-adjusted returns with low relative volatility in virtually all market environments as opposed to the highest returns without regard to risk.

Allocate Capital

Allocate capital based on expected risk-adjusted returns and portfolio volatility:

- Identify position level hedges

- Determine macro hedge overlay

- Opportunistically execute trades to minimize market impact

- Typically 65-85 active situations

Ongoing Monitoring

Actively monitor the progress of each deal; adjust our hedges and position sizes as needed in order to maximize the risk/reward profile

- Research new and ongoing risks

- Constantly review all assumptions

- Top-down de-risking employed at the Portfolio Managers discretion in periods of market distress

---

Portfolio
Guidelines
(as a % of net assets)

Position Size

Typically < 6%; average position size 1-3%

Deal-break Exposure

Normally seek to limit VAR <2%

Position Liquidity

Typically targeted to 3-5 days trading volume

Sector/Industry Exposure

No more than 25% of portfolio assets

Risk Management

Our goal is to expose our clients only to the risk of deal delay termination
rather than directional exposure to interest rate or stock market movements



1

Deal Hedge

- **Stock-for-Stock transaction:** fully sell short the appropriate
  number of acquiring company shares that are
  to be received as consideration for the transaction.

- **Cash Transaction:** given that the dollar value to be
  received is fixed, we will purchase shares of the target
  company only.

- **Residual Market or Beta Exposure:** we may hedge through
  use of macro sector hedges, typically via put option structures.

2

Currency Hedge



- **Foreign Transactions:** For transactions in which
  the cash consideration is not paid in U.S. dollars,
  currency exposure is hedged by making forward
  sales of the currency to be received. The forward
  sale is timed to settle on the expected date of deal
  completion.

3

Macro Hedge

- During extreme market conditions there may be increased correlation among
  theoretically uncorrelated assets. In such situations, the Fund may hold a market
  hedge, often referred to as a "macro hedge," which is typically structured using
  index put options or option spreads.



Sell Discipline

Avoiding the herd mentality

> **"Be fearful when others are greedy, and greedy when others are fearful."**
>
> **Warren Buffett**
> "Buy American. I Am"
> *NY Times*, Op-Ed
> October 17, 2008

To minimize potential losses in individual investments our risk management policies lead us to be extremely proactive in reducing their size or selling them all together when circumstances warrant.

Arbitrage Spread Narrows

Thesis Changes

Where the risk/reward relationship is no longer favorable

or

We become concerned about the status of a transaction



Meet Our Team

Executive Leadership

Our portfolio management team has worked together for more than 25 years through a variety of market cycles.



**Managing Member
Portfolio Manager
Investment Committee**

Roy D. Behren

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliate Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.

Michael T. Shannon, CFA

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliate Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Research & Trading



Robert K. Lynch, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst, Member Investment Committee*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Equity Analyst & Director of Credit Research*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

Investment Research & Trading (cont.)



Benjamin E. Kunofsky, *Senior Trader*

Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*

Michael joined WCM in 2015 as an Analyst/Trader, with broad equity derivatives experience, including a deep expertise in options modeling. Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006 cum laude, with a Bachelor of Applied Science. In addition, Michael received a J.D. degree from the Brooklyn Law School in 2019.

Business Management



Bruce Rubin, *Chief Operating Officer & Chief Compliance Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



CaSaundra Wu, *Associate Compliance Officer*
CaSaundra joined WCM as Associate Compliance Officer in 2018. She graduated from New York University with a B.A. in Economics. CaSaundra began her career in 2010 and gained experience in compliance at Navigator Money Management and Prologue Capital. Prior to joining WCM she was a Compliance Associate at Trian Partners.



Christopher J. Colomb, *Controller*
Christopher joined WCM in 2017 as Controller. He graduated from UNC-Wilmington with a B.S. in Economics and Finance as well as a Master's degree in Accounting. Christopher spent the first six years of his career at Deloitte serving and managing a variety of clients in various sectors. He then spent two years as a Business Area Controller at Fortress Investment Group LLC which included experiences within the credit hedge funds, credit private equity and traditional asset management businesses. Christopher is also a certified public accountant.

Business Development



Jody Harris-Stern, *Managing Director, Head of Strategic Accounts and Investor Relations*

Jody joined WCM as Director of business development in 2010. She received a B.A. from saint Michael's college in business and economics. Jody began her career in 1997 at Zweig advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was chief marketing officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Managing Director, Head of Business Development*

Tom joined WCM as the Director of business development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in entrepreneurship and finance from DePaul University. Tom began his career in sales and marketing at Harris Investment management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One investment advisors, principal global investors and Oakbrook investments. Most recently, he was a Director at Allianz global investors, raising assets in a broad array of disciplines and strategies.

Business Development (cont.)



J.T. Fucigna, *Managing Director, Business Development*

J.T. joined WCM as Managing Director of Business Development in June 2017. He received his B.A. in Political Science and Economics from Boston College and his M.B.A. from the Columbia University Graduate School of Business. J.T. worked over nine years in institutional fixed income sales at the First Boston Corporation and Smith Barney, as well as being a trader at Lehman Brothers. He began his asset management career at Chase Asset Management before spending over 10 years at Merrill Lynch & Co, primarily in the Fund of Hedge Funds unit, holding roles as both a portfolio manager and a senior product specialist. He then spent eight years in US private wealth business development for London based hedge funds Aspect Capital and the Man Group, focusing on relationships with key management, decision makers, and advisors at financial intermediary channels.



Reny Mathew, *Associate Director, Sales and Investor Relations*

Reny joined WCM in 2017 as Associate Director, Sales and Investor Relations. He received a B.S. from the University at Buffalo in Business Administration. Reny began his career in 2004 at Lord Abbett as a sales and business development officer where he spent three years. He then spent ten years in asset raising roles within several other firms, including XTF Global Asset Management and Dreyfus Investments. Prior to joining WCM, Reny was Hybrid Wholesaler at HSBC Global Asset Management. He currently holds the Certified Investment Management Analyst (CIMA®) certification.

Operations and Middle Office



Michael Bauco, *Director of Operations*

Michael joined WCM in 2016 as Director of Operations. He graduated from Western Connecticut State University with a B.A. in finance. Michael began his career in 2007 at IBM and gained operations experience at hedge funds DKR Capital and Shumway Capital. Prior to joining WCM, Michael spent 5 years at Deimos asset management (previously known as Guggenheim global trading until 2015).



Laura Morgan, Robin Cosgrove and Stacey Fornabaio , *Associate Operations Manager, Middle Office*

Laura, Robin and Stacey comprise our middle office and operational staff. Stacey has been with Westchester Capital Management since 1996, robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Our Corporate Address:

100 Summit Lake Drive

Valhalla, New York: 10595

USA

Phone: +1 914 741 5600

Fax: +1 914 741 2950

Email: operations@mergerfund.com

www.westchestercapitalfunds.com

Contact Us

Investment Professionals: Sales Support

Managing Director, Head of Strategic Accounts and Investor Relations: Jody Harris-Stern ▪ jharris-stern@mergerfund.com

Managing Director, Head of Business Development: Thomas Macior ▪ tmacior@mergerfund.com

Managing Director, Business Development: J.T. Fucigna ▪ jtfucigna@mergerfund.com

Associate Director, Sales and Investor Relations: Reny Mathew ▪ rmathew@mergerfund.com

Disclosures

Disclosures & Definitions

With respect to DALBAR, equity benchmark performance and systematic equity investing examples are represented by the Standard & Poor's 500 Composite Index, an unmanaged index of 500 common stocks generally considered representative of the U.S. stock market. Indexes do not take into account the fees and expenses associated with investing, and individuals cannot invest directly in any index. Past performance cannot guarantee future results.

Bond benchmark performance are represented by the Bloomberg Barclays Aggregate Bond Index, an unmanaged index of bonds generally considered representative of the bond market. Indexes do not take into account the fees and expenses associated with investing, and individuals cannot invest directly in any index. Past performance cannot guarantee future results.

Average stock investor, average bond investor and average asset allocation investor performance results are based on a DALBAR study, "Quantitative Analysis of Investor Behavior (QAIB), 2016." DALBAR is an independent financial research firm. Using monthly fund data supplied by the Investment Company Institute, QAIB calculates investor returns as the change in assets after excluding sales, redemptions and exchanges. This method of calculation captures realized and unrealized capital gains, dividends, interest, trading costs, sales charges, fees, expenses and any other costs. After calculating investor returns in dollar terms, two percentages are calculated for the period examined: Total investor return rate and annualized investor return rate. Total return rate is determined by calculating the investor return dollars as a percentage of the net of the sales, redemptions, and exchanges for the period.

Definitions: All indices are unmanaged and unavailable for direct investment.

S&P 500 is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays U.S. Aggregate Bond Index** represents securities that are SEC-registered, taxable and dollar denominated. The index covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities; **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The ICE BofAML US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month.

Definitions

The Russell 1000 Index is an index of approximately 1,000 of the largest companies in the U.S. equity market. **Russell 1000 Growth Index** measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. **Russell 1000 Value Index** measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. **Russell 2000 Index** measures the performance of the smallest 2,000 companies in the Russell 3000 Index of the 3,000 largest U.S. companies in terms of market capitalization. **The Russell 2000 Growth Index** refers to a composite of small cap companies located in the United States that also exhibit a growth probability. **The Russell 2000 Value Index** refers to a composite of small cap companies located in the United States that also exhibit a value probability. **The Russell Midcap Index** is a market capitalization-weighted index comprised of 800 publicly traded U.S. companies with market caps of between $2 and $10 billion. **The Russell Midcap Growth Index** is a market capitalization-weighted index comprised of 800 publicly traded U.S. companies with market caps of between $2 and $10 billion that exhibit a growth probability. **The Russell Midcap Value Index** is a market capitalization-weighted index comprised of 800 publicly traded U.S. companies with market caps of between $2 and $10 billion that exhibit a value probability. **Morgan Stanley Capital International (MSCI) EAFE Index** comprises 21 MSCI country indices, representing the developed markets outside of North America: Europe, Australasia and the Far East. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index; **Beta** is a measure of a stock's volatility in relation to the market. **The Sortino ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy.; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **A maximum drawdown** is the maximum observed loss from a peak to a trough of a portfolio, before a new peak is attained.